Exhibit 99.1

29 April 2021

Notice of annual general meeting

Evaxion biotech a/S

Tuesday 25 May 2021 at 15:00 (CEST)

The board of directors hereby convenes the Annual General Meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

Tuesday 25 May 2021 at 15:00 (CEST)

at c/o Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2920 Hørsholm, Denmark.

Due to COVID-19, we recommend following the Annual General Meeting online

The situation regarding the COVID-19 pandemic remains critical, and the management of Evaxion Biotech takes the guidelines and recommendations from the authorities very seriously.

In order to protect the health and safety of all, and given the Danish authorities' restrictions on assembly, we strongly recommend that shareholders make use of the possibility to give proxy or vote by correspondence and follow the Annual General Meeting via live stream instead of attending in person.

The Annual General Meeting will be broadcasted live on the Company's website:

www.evaxion-biotech.com/agm2021.

The shareholders are strongly encouraged to watch the Annual General Meeting online instead of attending in person.

AGENDA AND COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan Jensen be elected as chairman of the general meeting.

2.	The board of directors' report on activities of the Company in the past year

3.	Presentation of the audited annual report for approval

The board of directors recommends that the Company's audited annual report for the financial year 2020 be approved. The audited annual report is available on the Company's website.

4.	Resolution on the appropriation of the loss recorded in the approved annual report

The board of directors proposes that the loss be transferred to the next financial year.

5.	Election of members to the board of directors

The board of directors currently consists of the following members: Marianne Søgaard (chairperson), Helen Marie Boudreau, Jo Ann Suzich, Roberto Prego Pineda and Steven J. Projan.

Jo Ann Suzich and Helen Marie Boudreau have informed the board of directors that they do not stand for re-election. All other members seek re-election to the board of directors.

The board of directors proposes the re-election of Marianne Søgaard, Roberto Prego Pineda and Steven J. Projan.

In addition, the board of directors proposes that Lars Holtug be elected as a new member of the board of directors.

6.	Election of auditor

The board of directors proposes that EY Godkendt Revisionspartnerselskab, CVR no. 30700228, be re-elected as the auditor of the Company.

7.	Review of the authorization to issue warrants

The board of directors does not propose changes to its existing authorization to issue warrants.

8.	Proposals from the board of directors

The board of directors proposes to amend the Company's articles of association in accordance with the draft articles of association enclosed hereto as Appendix 1 in order to reflect the recent listing of American Depositary Shares on Nasdaq, New York.

9.	Authorization to the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the general meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

10.	Miscellaneous

Hørsholm, Denmark, 29 April 2021

The board of directors of Evaxion Biotech A/S

Marianne Søgaard

Chairperson of the board of directors

Further information

Adoption requirements

The proposal under agenda item 8 must be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the Annual General Meeting.

All other proposals of the agenda may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 19,198,668 divided into 19,198,668 shares of DKK 1 nominal value. At the Annual General Meeting, each share carries one vote.

The right of a shareholder to attend the Annual General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the Annual General Meeting. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Information to online participants

In order to protect the health and safety of all, and given the Danish authorities' restrictions on assembly, we strongly recommend that shareholders make use of the possibility to give proxy or vote by correspondence and follow the Annual General Meeting online instead of attending in person.

The Annual General Meeting will be broadcasted live in English. For shareholders attending online, a link will be available at the Company's website: www.evaxion-biotech.com/agm2021.

Please notice:

-	Log on in due time.

-	It is a live webcast, and no replay will be available subsequently.

-	Shareholders participating online will need to vote and ask questions in advance.

Proxy

Shareholders can vote by proxy no later than 21 May 2021 at 11:59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com/agm2021. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45460998. Computershare must receive completed proxy forms no later than 21 May 2021 at 11:59 (CEST).

Proxies may also be granted electronically on the Company's website, www.evaxion-biotech.com/agm2021, or on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 21 May 2021 at 11:59 (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 21 May 2021 at 11:59 (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com/agm2021. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45460998.

Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using Computershare username and password.

Questions from shareholders

Shareholders may submit questions concerning the agenda or the Company in general no later than 21 May 2021 at 11:59 (CEST) forwarded to Lars Wegner at lsw@evaxion-biotech.com.

The Company will aim to answer such questions at the Annual General Meeting.

Additional information

On the Company's website, www.evaxion-biotech.com/agm2021, the following information is available:

-	The notice convening the Annual General Meeting (the agenda/the complete proposals)

-	The Annual Report 2020

-	The proxy and vote by correspondence form

-	Information on board members proposed for election (Appendix 1)

-	The proposed updated articles of association of the Company (Appendix 2)

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The Annual General Meeting will be conducted in English according to section 4.7 of the Company's articles of association.

5